Exhibit 2

FOR IMMEDIATE RELEASE	15 December 2015

WPP plc (“WPP”)

Director’s Dealing

WPP has been notified that Mr Roberto Quarta, Non-executive Chairman of the Company, purchased 5,800 WPP plc ordinary shares at a price of £14.73 per share on 14 December 2015. Mr Quarta’s holding is now 19,000 WPP ordinary shares.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204